Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Announces Repurchase of
US$12.4 Million Principal Amount of its Convertible
Notes due 2008
Singapore — 1/3/2008, United States — 1/3/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the repurchase of US$12.4 million principal amount of its outstanding US$18.6 million zero coupon convertible notes due 2008 at a consideration of US$14.7 million. The Company financed the repurchase with cash on hand. The Company will deliver the repurchased convertible notes to the trustee under the indenture governing the convertible notes for cancellation, whereupon US$6.2 million principal amount, representing approximately 5.3% of the original US$115.0 million principal amount, of the convertible notes will remain outstanding.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com